CERTIFICATE OF DESIGNATION

of

SERIES A CONVERTIBLE PREFERRED STOCK

REALBIZ MEDIA GROUP, INC.

(Pursuant to Section 151(g) of the
Delaware General Corporation Law)

RealBiz Media Group, Inc., a corporation organized and existing under the laws of the State of Delaware (formerly known as “Webdigs, Inc.”) (the “Company”), hereby certifies, as of October 10, 2012, that the following resolution was duly adopted pursuant to a unanimous written consent of the Board of Directors of the Company, dated as of October 9, 2012, pursuant to Section 151(g) of the Delaware General Corporation Law:

RESOLVED, that pursuant to the authority vested in the Board of Directors (the “Board of Directors,” or the “Board”) of RealBiz Media Group, Inc. (the “Company”) by the Company’s Certificate of Incorporation, and in accordance with the Delaware General Corporation Law (the “DGCL”), Section 151, the Board of Directors hereby designates the terms of Series A Convertible Preferred Stock of the Company and hereby states the number of shares, and fixes the powers, designations, preferences and relative, participating, optional and other rights, and the qualifications, limitations and restrictions thereof, of such series of shares as follows:

1.        Designation and Amount. The shares of such series shall be designated as “Series A Convertible Preferred Stock” (the “Series A Stock”) and the number of shares constituting the Series A Stock shall be 100,000,0000. Such number of shares may be decreased by resolution of the Board of Directors adopted and filed pursuant to the DGCL, Section 151(g), or any successor provision; provided, that no such decrease shall reduce the number of authorized shares of Series A Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, warrants, convertible or exchangeable securities or other rights to acquire shares of Series A Stock.

2.        Ranking. The Series A Stock shall rank, as to the payment of dividends and the distribution of the assets upon liquidation, dissolution or winding up of the Company: (a) senior to the Common Stock, and (b) senior to or on parity with all other classes and series of the Company’s preferred stock.

3.         Dividends.

a.          The Series A Stock is entitled to receive, out of legally available funds, preferential cumulative dividends from the issuance date thereof at the annual rate of ten percent (10%) (the “Preferred Dividends”) of the Stated Value, payable when and if declared by the Board of Directors in quarterly installments. The “Stated Value” shall be $0.05 per share of Series A Stock, subject to adjustments for stock splits or combinations. Preferred Dividends shall cease to accrue on shares of Series A Stock on the date of their conversion.

b.          Preferred Dividends shall begin to accrue on outstanding shares of Series A Stock and to accumulate from the Issuance Date until paid whether or not declared. Preferred Dividends shall accrue whether or not there shall be (at the time such dividend becomes payable or at any other time) profits, surplus or other funds of the Company legally available for the payment of dividends. At the election of the Company, Preferred Dividends may be converted into (i.e., paid in kind) Series A Stock, with each converted share having a value equal to the Market Price per share, subject to adjustment for stock splits. In order to exercise such option, the Company shall deliver written notice to the holder. For the foregoing purposes, the “Market Price” will be, as applicable: (i) in the case that the Common Stock is traded on a securities exchange, the average of the closing prices of the Common Stock on the exchange over the 30-day period ending on the calendar day prior to the issuance; and (ii) in the case that the Common Stock is traded over-the-counter, the average of the closing bid or sale prices (whichever are applicable) over the 30-day period ending on the calendar days prior to the issuance; and (iii) in all other cases, the approximate fair market value thereof, as determined in good faith by the Board.

c.          No dividend shall be declared on any other series or class or classes of stock as to which the Series A Stock ranks on a parity or prior as to dividends or liquidation, including without limitation shares of Common Stock, in respect of any period, nor shall any shares of any such series or class be redeemed, purchased or otherwise acquired for any consideration (or any money to be paid into any sinking fund or otherwise set apart for the purchase of any such shares), unless there shall have been or contemporaneously are declared, and paid, on all shares of the Series A Stock at the time outstanding all (whether or not earned or declared) accrued and unpaid dividends for all periods coinciding with or ending before such dividend, redemption, purchase, acquisition or payment. Preferred Dividends shall also be payable upon any Redemption Date, upon the final distribution date relating to the dissolution, liquidation or winding up of the Company.

4.           Liquidation Preference.

a.          In the event of (a) the sale, conveyance, exchange, exclusive license, lease or other disposition of all or substantially all of the intellectual property or assets of the Company, (b) any acquisition of the Company by means of a consolidation, stock exchange, stock sale, merger or other form of corporate reorganization of the Company with any other entity in which the Company’s stockholders prior to the consolidation or merger own less than a majority of the voting securities of the surviving entity, or (c) the winding up or dissolution of the Company, whether voluntary or involuntary (each such event in clause (a), (b) or (c), a “Liquidation Event”), the Board shall determine in good faith the amount legally available for distribution to stockholders after taking into account the distribution of assets among, or payment thereof over to, creditors of the Company (the “Net Assets Available for Distribution”). The holders of the Series A Stock then outstanding shall be entitled to be paid out of the Net Assets Available for Distribution (or the consideration received in such transaction) before any payment or distribution shall be made to the holders of any class of preferred stock ranking junior to the Series A Stock or to the Common Stock, an amount for each share of Series A Stock equal to all accrued and unpaid Preferred Dividends plus the Stated Value, as adjusted (the “Series A Liquidation Amount”). A transaction shall not constitute a Liquidation Event if its sole purpose is (y) to change the state of the Company’s incorporation or (z) to create a holding company that will have substantially similar series and classes of shares with the same terms as existed immediately prior to the transaction and be owned in the same proportions by the persons or entities who held this Company’s securities immediately prior to such transaction, provided such transaction is approved by the Board. The holders of a majority of the shares of Series A Stock, voting as a single class on an as-converted basis, may vote to determine that any transaction listed above as a Liquidation Event shall not constitute a Liquidation Event for purpose of this Section 4.

b.          If the Net Assets Available for Distribution to holders of shares of the Series A Stock upon such Liquidation Event shall be insufficient to pay the Series A Liquidation Amount to the holders of shares of the Series A Stock, then such Net Assets Available for Distribution shall be distributed among the holders of shares of the Series A Stock ratably in proportion to the respective amounts to which they otherwise would be entitled.

c.          After distribution, if any, of proceeds to the holders of shares of Series A Stock pursuant to the foregoing, all remaining funds or other property of the Company, if any, shall be distributed pro rata among the holders of the Common Stock and the holders of all preferred stock of the Company on an as-if-converted basis.

d.          Whenever any distribution provided for in this Section 4 shall be payable in securities or property other than cash, then the value of such distribution shall be the fair market value of such distribution as determined in good faith by the Board of Directors, except that any publicly traded securities to be distributed to stockholders will be valued as follows:

(i)          Securities not subject to an investment letter or other similar restrictions on free marketability:

(A)          If traded on a securities exchange, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the 30-day period ending three calendar days prior to the closing; and

(B)          If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever are applicable) over the 30-day period ending three calendar days prior to the closing.

(ii)          The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder’s status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in Sections 4(d)(i)(A) and (B) to reflect the approximate fair market value thereof, as determined in good faith by the Board.

5.           Voting.

a.          General. On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series A Stock shall be entitled to voting rights and powers equal to the number of whole shares of Common Stock into which the shares of Series A Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Each share of Series A Stock (including fractional shares) shall be entitled to one vote for each whole share of Common Stock that would be issuable upon conversion of such share on the record date for determining eligibility to participate in the action being taken. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Series A Stock held by each holder could be converted) shall be rounded down to the nearest whole number. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Series A Stock shall vote together with the holders of Common Stock as a single class.

b.           Series A Stock Protective Provisions; Waivers. In addition to any other vote or consent required herein or by law, the vote or written consent of holders of at least a majority of the then-outstanding shares of Series A Stock, voting together as a single class on an as-converted basis, in the aggregate and given in writing or by vote at a meeting, shall be required for the Company to:

(i)          amend, modify, add, repeal or waive any provision of this Certificate of Designation or otherwise take any action that modifies any powers, rights, preferences, privileges or restrictions of the Series A Stock; provided, that the Company may amend or restate this Certificate of Designation to correct any typographical, clerical or scrivener’s error without any approval required from the holders of Series A Stock;

(ii)          authorize, create or issue shares of any class of stock having rights, preferences or privileges superior or senior to the Series A Stock;

(iii)          issue additional shares of Preferred Stock after the closing of the transactions contemplated by that certain Share Exchange Agreement by and between the Company and Next 1 Interactive, Inc., dated as of April 3, 2012; provided, that issuances of additional shares of Preferred Stock that are specifically contemplated herein shall be permitted (including without limitation issuances pursuant to Section 11), and issuances of additional shares of Preferred Stock upon the conversion of debt of the Company shall also be permitted;

(iv)          amend the Certificate of Incorporation of the Company in a manner that adversely and materially affects the rights of the Series A Stock; or

(v)          recapitalize, split, combine or reclassify any shares of capital stock of the Company.
          In addition, the vote or written consent of holders of at least a majority of the then-outstanding shares of Series A Stock, voting together as a single class on an as-converted basis, in the aggregate and given in writing or by vote at a meeting, shall be required for any waiver of any of the protective provisions contained in subparagraphs (i) through (v) above.

6.          Conversion. Each share of Series A Stock shall be convertible at the option of the holder thereof at any time into a number of shares of Common Stock determined by dividing (i) the Stated Value by (ii) the Conversion Price then in effect. The initial conversion price for the Series A Stock (the “Conversion Price”) shall be equal to $0.05 per share. The Conversion Price from time to time in effect is subject to adjustment as hereinafter provided in Section 7 (the “Adjustments”).

7.          Adjustments.

a.          Conversion Price. If at any time or from time to time after the date on which any Series A Stock is issued, the Company shall effect a subdivision of the outstanding shares of Common Stock into a greater number of shares of Common Stock (by stock split, reclassification or otherwise), or in the event the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, then the Conversion Price in effect immediately prior to such event shall, concurrently with the effectiveness of such event, be proportionately decreased or increased, as appropriate.

b.          Reorganization, Reclassification, Consolidation, Merger or Sale. If at any time after the date on which any Series A Stock is issued, there is any reorganization, reclassification, consolidation, merger or sale of all or substantially all of the assets of the Company (other than a Liquidation Event), as part of such capital reorganization, provision shall be made so that (i) the holders of Series A Stock shall thereafter have the right to receive, upon conversion of such Series A Stock, the number of shares of stock or securities or property of the Company to which a holder of the number of shares of Common Stock deliverable upon conversion of such Series A Stock would have been entitled in connection with such capital reorganization if such holder had converted its Series A Stock immediately prior to such transaction, subject to adjustment in respect of such stock or securities by the terms thereof.

8.           Mechanics of Conversion. In order to exercise the conversion privilege, a holder of Series A Stock shall surrender the certificate representing such Series A Stock to be converted, if any, to the Company at its principal office, accompanied by written notice to the Company that the holder elects to convert a specified portion or all of such shares. Series A Stock shall be deemed to have been converted on the day of surrender of the certificate representing such shares for conversion in accordance with the foregoing provisions, and at such time the rights of such holder of such shares of Series A Stock, as such holder, shall cease and such holder shall be treated for all purposes as the record holder of the Common Stock issuable upon conversion. As promptly as practicable on or after the conversion date, the Company shall issue and mail or deliver to such holder a certificate or certificates representing the number of shares of Common Stock issuable upon conversion, rounded down to the nearest full share, and a certificate or certificates for the balance of the Series A Stock surrendered, if any, not so converted into Common Stock. Notwithstanding the foregoing, in case of any Liquidation Event, unless the Company has received notice of election for conversion and the stock certificate or certificates prior to such time, such right of conversion for any holder of Series A Stock subject to such Liquidation Event shall cease and terminate at the close of business on the business day fixed for payment of the amount payable to such holders of the Series A Stock pursuant to this Certificate of Designation unless the Company shall thereafter default in the payment of the Series A Liquidation Amount, in which case the holder shall be entitled to conversion until such default is cured by the Company. No fractional shares of Common Stock will be issued by conversion of Series A Stock or payment of dividends. In lieu of any fractional shares to which the holder would be otherwise entitled, the Company will pay cash equal to such fraction multiplied by the then fair market value of a share of Common Stock as determined in good faith by the Board of Directors. For such purpose, all shares of Series A Stock held by each holder of Series A Stock shall be aggregated, and any resulting fractional share of Common Stock shall be paid in cash. To the extent permitted by law, the Board may in its discretion determine not to issue certificates representing Series A Stock.

9.          Reservation of Stock Issuable Upon Conversion. The Company shall use its commercially reasonable best efforts at all times to reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of shares of Series A Stock, such number of shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series A Stock, and, if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series A Stock, the Company will use commercially reasonable best efforts to take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

10.        Notice Regarding Conversion Price Adjustments. Upon any adjustment of the Conversion Price for the Series A Stock under Section 7, then and in each such case the Company shall give written notice thereof, by first-class mail, postage prepaid, addressed to the registered holders of the Series A Stock at the addresses of such holders as shown on the books of the Company, which notice shall state the Conversion Price resulting from such adjustment and the increase or decrease, if any, in the number of shares receivable at such price upon the conversion of the Series A Stock, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

11.          Limited Anti-Dilution Protection.

a.          For a period of 12 months from and after the first date on which any Series A Stock is issued by the Company to Next 1 Interactive, Inc. (“Next 1”), Next 1 will have the sole, non-transferable and unconditional right to obtain from the Company, immediately upon any issuance of capital stock by the Company during the aforementioned 12-month period, a number of additional shares of Series A Stock, if any, sufficient for Next 1 to hold no fewer than 51% of all of the outstanding voting securities of the Company immediately after such issuance; provided, that the right of Next 1 to obtain additional shares of Series A Stock from the Company pursuant to this Section shall immediately terminate upon (i) any breach by Next 1, from and after the first date on which any Series A Stock is issued by the Company to Next 1 (the “First Issuance Date”), of one or more contractual obligations aggregating at least $500,000 and evidenced by one or more final and non-appealable arbitration awards or judgments (including a confession of judgment), or (ii) any Next 1 Change in Control.

b.          A “Next 1 Change in Control” shall mean:

(i)          the acquisition by any person, association or entity, from and after the First Issuance Date, of “beneficial ownership” (as defined in Rule 13d-3 under the Securities and Exchange Act of 1934), directly or indirectly, of (i) 50% or more of the combined voting power of Next 1’s outstanding securities ordinarily having the right to vote in matters submitted to a vote of the Next 1 stockholders (the “Next 1 Voting Securities”); provided, however, that none of the following acquisitions of such beneficial ownership shall constitute a “Next 1 Change in Control” hereunder: (i) any acquisition of securities made directly from Next 1 so long as such acquisition was approved by a majority of all Continuing Directors (as defined below) for purposes of this Section 11; or (ii) any acquisition of securities made pursuant to a transaction that complies with each of clauses (A), (B) and (C) of paragraph (ii) below;

(ii)          the consummation of a reorganization, merger, statutory exchange or consolidation or similar transaction involving Next 1, a sale or other disposition of all or substantially all of the assets of Next 1 (whether in one transaction or in a series of related transactions) to a person, association or entity that is not controlled by Next 1, or the acquisition of assets or stock of another entity by Next 1 or any of its subsidiaries (each, a “Business Combination”), in each case unless, following such Business Combination:

(A)          all or substantially all of the persons, associations or entities that were the beneficial owners of Next 1 Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, on a collective basis more than two-thirds of the then-outstanding voting securities in, and the combined voting power of the then-outstanding voting securities ordinarily having the right to vote in matters submitted to a vote of the equity owners of, the entity resulting from such Business Combination (including, without limitation, an entity that, as a result of such transaction, owns Next 1 or all or substantially all of Next 1’s assets either directly or through one or more subsidiaries), in substantially the same proportions as their ownership of Next 1 Voting Securities immediately prior to such Business Combination;

(B)          no person, association or entity (excluding any entity resulting from such Business Combination, or any employee benefit plan or related trust of either Next 1 or such entity resulting from such Business Combination) beneficially owns, directly or indirectly, 20% or more of either (i) the then-outstanding ownership interests in the entity resulting from such Business Combination or (ii) the combined voting power of the then-outstanding voting ownership interests ordinarily having the right to vote in matters submitted to a vote of the equity owners of the entity resulting from such Business Combination, except to the extent that such ownership existed prior to the Business Combination; and

(C)          at least a majority of the members of the board of directors (or equivalent governing body) of the entity resulting from such Business Combination were Continuing Directors (as defined below) at the time of the execution of the initial agreement for, or of the action approving, such Business Combination; or

(iii)          the failure of Continuing Directors to constitute at least a majority of the directors serving on the Board of Directors of Next 1.

For purposes of this Section 11, “Continuing Directors” means (i) any individuals who are members of the Board of Directors of Next 1 on the First Issuance Date and (ii) any other individual who subsequently becomes a member of such Board of Directors and whose appointment by such Board of Directors, or nomination for election by the stockholders of Next 1, was approved by a vote of at least a majority of the directors then comprising the Continuing Directors.

12.         Common Stock Defined. As used in this Certificate of Designations, the term “Common Stock” shall mean and include the Company’s presently authorized Common Stock and shall also include any capital stock of any class of the Company hereafter authorized which shall have the right to vote on all matters submitted to the stockholders of the Company and shall not be limited to a fixed sum or percentage in respect of the rights of the holders thereof to participate in dividends or in the distribution of assets upon the voluntary or involuntary liquidation, dissolution, or winding up of this Company; provided that the shares receivable pursuant to conversion of the Series A Stock shall include shares designated as Common Stock of this Company as of the date of issuance of such Series A Stock.

13.        Reacquired Shares. Any shares of Series A Stock converted, exchanged, redeemed, purchased or otherwise acquired by the Company in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of preferred stock without designation as to series and may be reissued as part of a new series of preferred stock to be created by resolution or resolutions of the Board of Directors as permitted by the Company’s Certificate of Incorporation or as otherwise permitted under Delaware law.

IN WITNESS WHEREOF, RealBiz Media Group, Inc. has caused this Certificate of Designation to be signed by the undersigned on this 10th day of October, 2012.

RealBiz Media Group, Inc.

By:	/s/ Robert A. Buntz, Jr.
Name: Robert A. Buntz, Jr.
Title: Chief Executive Officer

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